ANOORAQ RESOURCES CORPORATION
SIX MONTHS ENDED JUNE 30, 2005
MANAGEMENT'S DISCUSSION AND ANALYSIS

ANOORAQ RESOURCES CORPORATION
SIX MONTHS ENDED JUNE 30, 2005
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.1	Date

This Management Discussion and Analysis ("MD&A") should be read in conjunction with the audited financial statements of Anooraq Resources Corporation ("Anooraq", or the "Company") for the six months ended June 30, 2005. All dollar amounts herein are expressed in Canadian Dollars unless otherwise stated.

This MD&A is prepared as of July 20, 2005.

Cautionary Note to Investors Concerning Estimates of Measured and Indicated, and Inferred Resources

This section uses the terms "measured", "indicated" and "inferred resources." The Company advises investors that while those terms are recognized and required by Canadian regulations (under National Instrument 43-101 "Standards of Disclosure of Mineral Projects"), the United States Securities and Exchange Commission does not recognize them. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

1.2	Overview

Anooraq Resources Corporation is engaged in the exploration and development of platinum group metals ("PGM") prospects in the Bushveld Complex of the Republic of South Africa. The large Bushveld Complex covers a total area of approximately 67,000 square kilometers and is divided into four main areas or "limbs". Anooraq has interests in properties on the Northern, Eastern and Western Limbs of the Complex.

Prior to January 2004, Anooraq had mainly focused on the acquisition and exploration of mineral properties (called "farms" in South Africa) on the Northern Limb of the Bushveld Complex. The Northern Limb has potential for the discovery and development of large scale PGM deposits that are amenable to open pit mining. In 2003, programs were carried out in three areas of Anooraq’s large land package in the Northern Limb, called the Platreef Project, with promising results from the Drenthe farm and the Rietfontein farm. In November 2003, Anooraq and a subsidiary of Anglo American Platinum Corporation Limited ("Anglo Platinum") formed the Boikgantsho Joint Venture (“Boikgantsho JV") to explore and develop PGM deposits on the Drenthe, Witrivier and Overysel farms. At the Rietfontein farm, located approximately 25 kilometers to the south, Ivanhoe Nickel and Platinum Ltd. (“Ivanplats”), a private affiliate of Ivanhoe Capital Corporation, is carrying out exploration.

In January 2004, the Company entered into an agreement with a private South African Black Economic Empowerment ("BEE") company, Pelawan Investments (Proprietary) Limited ("Pelawan"), whereby the Company would acquire a 50% interest in the Ga-Phasha PGM Project and expand its property interests to the Eastern Limb of the Bushveld Complex. The Ga-Phasha property, located approximately 250 kilometers northeast of Johannesburg, has significant mineral resources already outlined as well as additional exploration potential. The transaction, which was completed in September 2004, resulted in Pelawan (a) initially owning approximately 63% of the issued and outstanding common shares of Anooraq (which has since declined to approximately 56% at June 30, 2005), and (b) maintaining a majority ownership of Anooraq at all future times. The transaction also enabled Anooraq to itself become a BEE entity, which affords the Company with additional opportunities under South Africa’s mining laws.

ANOORAQ RESOURCES CORPORATION
SIX MONTHS ENDED JUNE 30, 2005
MANAGEMENT'S DISCUSSION AND ANALYSIS

During the six months ended June 30, 2005, the Company announced changes to the Board of Directors. Theses changes included the appointment of Mr. David Elliott, CA, as an independent director. Mr. Wayne Kirk, LLB, joined the board as an additional independent director in July 2005.

On the Northern Limb of the Bushveld, the Boikgantsho Joint Venture continued to delineate and expand the Drenthe deposit and also made the discovery of the Overysel North deposit during drilling in 2004. The results of new mineral resource estimate were used for a preliminary economic assessment of the expanded project. Positive results of the Preliminary Assessment for potential open pit development on the Drenthe and Overysel North deposits were announced in the first quarter of 2005.

In addition, a 24,000-meter multi-rig drilling program focusing on the Drenthe deposit was initiated in January 2005. The program was designed to define measured mineral resources within the Drenthe deposit and advance the project toward a feasibility study. Initial results, released during the current quarter, continue to demonstrate the continuity of the open pit PGM mineralization within the Drenthe deposit. The drilling program was completed in June and the final results are currently being compiled. Activities associated with the Pre-feasibility Study also continued, including a short geotechnical drilling program.

Two holes were drilled in the northern part of the Platreef property under the Kwanda Joint Venture. Assays are pending. In addition, preliminary mapping was carried out on the Thusong Joint Venture property on the Western Limb of the Bushveld.

DISCUSSION OF PROJECTS

1.2.1	Platreef Project

Boikgantsho JV

Agreement

In November 2003, Anooraq, through its wholly-owned South African subsidiary Plateau Resources (Proprietary) Limited ("Plateau"), entered into a joint venture agreement with Potgietersrust Platinums Limited, a wholly owned subsidiary of Anglo Platinum, to explore and develop PGM, gold, nickel and copper mineralization on Anooraq’s Drenthe and Witrivier farms and the northern portion of Anglo Platinum’s adjacent Overysel farm. Pursuant to the terms of the joint venture agreement, Anooraq and Anglo Platinum formed an initial 50/50 joint venture ("the Boikgantsho JV") to explore Drenthe and Witrivier and the northern portion of the Overysel farm for a period of up to five years. Under the agreement, during that period, Anooraq would operate exploration programs, and spend up to ZAR 12.35 million (approximately C$2.5 million) on behalf of the Boikgantsho JV. Anooraq will then have the option to proceed on a year-by-year basis and to take the project to a Bankable Feasibility Study ("BFS") level.

Once a BFS has been completed, either or both of the partners in the Boikgantsho JV will have the option to proceed to exploitation. If both partners decide to proceed, then a joint management committee will be established to oversee development and operations. The ultimate joint venture interest allotted to Anooraq and Anglo Platinum will be determined according to the proportion of contained metal within

ANOORAQ RESOURCES CORPORATION
SIX MONTHS ENDED JUNE 30, 2005
MANAGEMENT'S DISCUSSION AND ANALYSIS

the Drenthe deposit that lies on the ground contributed by each, as determined by the BFS. Anglo Platinum has the option to be diluted to a minimum 12.5% non-contributory interest, adjusted depending on the final PGM royalty to be established under the Mineral and Petroleum Royalty Bill, to a maximum of 15%. As a result of completion of the Anooraq-Pelawan transaction, Anooraq is now a BEE company as is required for development of mineral deposits under South African legislation.

Anglo Platinum has the right to enter into a PGM Ore or Concentrate Purchase and Disposal Agreement with the Company at the exploitation phase, based on standard commercial terms, whereby PGM produced from the operation would be treated at Anglo Platinum’s facilities. Anglo Platinum owns and operates a new PGM smelter at Polokwane, which is approximately 80 kilometers east of the property.

Project Activities

In 2004, the Boikgantsho JV carried out extensive drilling programs, testing the Drenthe and Witrivier farms and northern part of the Overysel farm. The programs further delineated and expanded the Drenthe deposit and outlined a new deposit called Overysel North. A preliminary resource estimate was announced in November 2004; this information formed the basis for a preliminary economic assessment completed for the project in March 2005.

Mineral resources estimates were done at a range of cut-offs as documented in the December 2004 technical report by G.J. van der Heever, Pr.Sci.Nat., of Geologix (Pty) Ltd., filed on SEDAR. The total indicated and total inferred resources in both deposits at US$10 GMV/t to US$20 GMV/t cut-offs are tabulated below:

Total Mineral Resources Drenthe and Overysel North Deposits
GMV(US$)/t Cut-off	Tonnes	Pt g/t	Pd g/t	Au g/t	3PGM g/t	Ni %	Cu %
TOTAL INDICATED
10	386,294,500	0.38	0.47	0.06	0.91	0.09	0.06
15	259,919,000	0.48	0.58	0.08	1.14	0.11	0.07
20	176,661,000	0.57	0.69	0.09	1.35	0.13	0.08
TOTAL INFERRED
10	253,390,000	0.32	0.40	0.06	0.78	0.10	0.06
15	159,357,750	0.42	0.52	0.07	1.02	0.12	0.07
20	104,084,000	0.52	0.63	0.09	1.23	0.14	0.09
1GMV is sum of Pt, Pd, Au, Cu and Ni grades, multiplied by the following metal prices:
Pt – US$650/oz; Pd – US$250/oz; Au – US$375/oz; Ni – US$4/lb; Cu – US$1/lb.
Note that mineral resources that are not mineral reserves do not have demonstrated economic viability.

The Preliminary Assessment indicates favourable financial results using a cut-off grade of approximately US$10.50/t. For the study, the in-pit resource was capped for a mine life of 32 years or 160 million tonnes grading 1.05 g/t 3PGM (0.44 g/t Pt, 0.53 g/t Pd, 0.08 g/t Au), 0.12% Ni and 0.08% Cu. The Preliminary Assessment is based on a conventional open pit mining and milling operation with a 32 year mine life. Currencies used are US dollars (US$) and South African rand (ZAR), with a ZAR:US$ exchange ratio of 7:1. At long term metal prices of US$650/oz for platinum, US$250/oz for palladium, US$375/oz for gold, US$4.00/lb for nickel and US$1.00/lb for copper used for the base case, the pre-tax and pre-royalty economic model forecasts the net present value ("NPV") for the project of US$300.5

ANOORAQ RESOURCES CORPORATION
SIX MONTHS ENDED JUNE 30, 2005
MANAGEMENT'S DISCUSSION AND ANALYSIS

million at a 5% discount rate, and at a 10% discount rate, the NPV is US$138.8 million. The internal rate of return ("IRR") is 25%. The estimated capital cost is US$152.8 million with a payback of 3¼ years.

At March 2005 metal prices of US$850/oz for Pt, US$180/oz for Pd, US$400/oz for Au, US$6.60/lb for Ni and US$1.40 for Cu, and an exchange rate of 6:1, the economics for the project are even more robust. The NPV at a 5% discount rate is US$576.7 million, at a 10% discount rate the NPV is US$293.3 million, and the IRR is 35%. As the Preliminary Assessment is based, in part, on inferred resources that are geologically speculative, there is no certainty that the economic considerations or results will be realized.

A technical report, co-authored by qualified persons Thomas Tulp, MAusIMM, Hatch Associates of Australia, D.M. Stone, P.Eng., of Minefill Services, Inc., David R. Reeves, MAusIMM (responsible for the Preliminary Assessment) and G.J. van der Heever, Pr.Sci.Nat., (responsible for the Resource Estimate) has been filed on SEDAR.

Pre-feasibility Study

A Pre-feasibility Study is underway and expected to be completed by the end of the year. A number of opportunities to enhance the project, identified in the Preliminary Assessment, will be more thoroughly investigated. These include:

  investigating the potential for milling and mining optimization using higher throughputs;
  updating geological models and mineral resource estimates with information from drilling to December 2004, and assessing the potential for additional resources to be outlined;
  ongoing testing to improve metallurgical recoveries;
  assessing the potential to use additional treatment techniques, such as acid leaching of oxide mineralization within the deposit to enhance recovery of base metals;
  testing of core samples to determine metallurgical characteristics of the weathered material in the upper portion of the deposit to see if it can be integrated into the mine processing plan;
  optimizing cut-off grades to produce a higher grade mill feed;
  carrying out geotechnical studies aimed at supporting steeper pit wall angles during mining; and
  planning for infrastructure, including access to new water resources being studied and developed by the South Africa Department of Water Affairs.

Contact has been made with the local Drenthe community which will be affected by mining activities should mining proceed. This specific community will need to be relocated, and dialogue was established between the Company and the community. Regular monthly meetings are held between the parties, and the community has elected a committee to represent them in these matters.

Infill drilling program

A 24,000-meter multi-rig drilling program was initiated in January 2005, focusing on the Drenthe deposit. Drilling proceeded at 50-meter intervals along 50-meter spaced lines in order to define measured mineral resources within the proposed pit area. Total metres drilled during the quarter, including definition and geotechnical holes, totals 11,672 metres.

ANOORAQ RESOURCES CORPORATION
SIX MONTHS ENDED JUNE 30, 2005
MANAGEMENT'S DISCUSSION AND ANALYSIS

Initial results, announced during the quarter, continued to demonstrate the continuity of the open pit PGM mineralization within the Drenthe deposit. Highlights include: 2.58 g/t 3PGM, 0.25% Ni and 0.16% Cu over 30.0 metres in hole PR-240; 1.47 g/t 3PGM, 0.17% Ni and 0.11% Cu over 60.9 metres in hole PR-274; 2.07 g/t 3PGM, 0.24% Ni and 0.16% Cu over 22.2 metres in hole PR-283; 1.60 g/t 3PGM, 0.20% Ni and 0.14% Cu over 40.0 metres in hole PR-285; 1.17 g/t 3PGM, 0.27% Ni and 0.20% Cu over 64.9 metres in hole PR-294; and 2.59 g/t 3PGM, 0.24% Ni and 0.15% Cu over 20.1 metres in hole PR-307. Full results of the drilling program have been and will be filed on SEDAR as they become available. The drilling program was completed by the end of the quarter and data from the final samples is currently being compiled. The block model is being updated with this information. Resource modeling is planned to begin in early August. This information will form the basis for mine planning.

Geotechnical drilling

A geotechnical drilling program (8 holes in total) to collect information for open pit mine planning was also completed during the quarter. Five holes were drilled during the period of April to May, for a total of 1,540 metres.

Kwanda JV

Property Agreement

In May 2002, the Company completed an agreement with Rustenburg Platinum Mines Limited (“RPM”), a subsidiary of Anglo Platinum (together "Anglo Platinum"), for the right to acquire up to an 80% interest in twelve new PGM farms located on the Northern Limb of the Bushveld Complex. Under the agreements, the Company has acquired an initial 50% interest in the PGM rights to the twelve farms and can maintain this interest by making staged exploration expenditures, totalling ZAR25 million, within five years. The Company is required to spend ZAR2.5 million in year one, ZAR5 million in each of years two, three, and four, and ZAR7.5 million in year five.

When a mineral resource is identified, the Company can earn an additional 30% interest by bringing the property into commercial production. RPM will retain a 20% interest in the joint venture.

Drilling

Two inclined diamond drill holes, a total of 535 metres, were completed on the farm Swerwerskraal, part of the Kwanda North property. These two holes (PR-371, 293 metres and PR-372, 242 metres) were drilled to test the potential for the ‘Platreef-style’ mineralization encountered by Pan Palladium Ltd on ground further north along the strike of the northern limb. Platreef-like rocks and patchy sulphides were encountered in both of these holes, which terminated in the granite basement. Assays are pending.

1.2.2	Ga-Phasha Project

Agreement

In January 2004, the Company entered into an agreement with Pelawan Investments (Proprietary) Limited ("Pelawan"), a private South African BEE company, pursuant to which the Company and Pelawan would

ANOORAQ RESOURCES CORPORATION
SIX MONTHS ENDED JUNE 30, 2005
MANAGEMENT'S DISCUSSION AND ANALYSIS

combine their respective PGM assets, comprising the Company's Northern and Western Limb PGM projects and Pelawan's 50% participation interest in the Ga-Phasha (previously known as Paschaskraal) PGM project ("Ga-Phasha") on the Eastern Limb of the Bushveld Complex in South Africa. The Ga-Phasha property consists of four farms, covering an area of approximately 9,700 hectares.

The mineral title relating to the Ga-Phasha Project is held by Micawber 277 (Proprietary) Limited ("Micawber"), a private South African corporation owned 50% by Anglo American Platinum Corporation Limited ("Anglo Platinum") and 50% by a BEE partner, Pelawan (now the Company, through its wholly owned subsidiary, Plateau). The Ga-Phasha Project is a 50/50 joint venture between the Company, through Plateau, and Anglo Platinum, through its wholly owned subsidiary Rustenburg Platinum Mines Limited ("Rustenburg"), governed by, among other things, a Shareholders Agreement relating to Micawber entered into on September 22, 2004.

The transaction was completed on September 29, 2004.

On March 28, 2005, Pelawan sold all 7.9 million of the Anooraq shares it was permitted to under the agreement to strategic stakeholders in Anooraq and the proceeds from such sales were remitted to Pelawan shareholders through the Pelawan Trust. The proceeds received by the Pelawan Trust from the sale of the Bleed Shares will be distributed to Pelawan’s shareholder base, comprising 15 broadly based BEE groupings including women’s’ investment groups, cultural trusts and Limpopo-based groups within those areas where Anooraq’s proposed mining activities are situated. It is intended that the proceeds will be used by these groups to enhance their empowerment objectives, including various corporate, social and cultural development and investment initiatives in South African rural communities.

Project Activities

The Ga-Phasha Project area is situated on the Eastern Limb of the Bushveld Igneous Complex. The two platinum-bearing horizons are the UG2 chromitite and the Merensky Reef.

Prior to its acquisition by Anooraq, Anglo Platinum (and others) had carried out extensive drilling as well as preliminary engineering and mine planning studies on the Ga-Phasha property. Significant mineral resources were outlined in the UG2 and Merensky Reefs. South African consultants, Global Geo Services (Pty) Ltd. carried out a resource estimate on behalf of Anooraq in early 2004 based on information received to that time from Anglo Platinum.

Anglo Platinum has continued drilling at Ga-Phasha in conjunction with its work on the adjacent Twickenham Project. Anooraq and its consultants are reviewing the data associated with the drilling as it is received from Anglo Platinum. Additional work has been initiated to prepare for feasibility studies, including:

1.	Updating the resource model for both the UG2 and the Merensky Reefs is underway, integrating the additional drilling that was carried out in 2003/2004.

2.	Additional exploration and analysis is underway to better define the geological losses so that the current 40% estimate can be refined and/or reduced.

3.	Additional drilling is planned to move the mineral resources into higher confidence categories:

	a.	In areas that are currently outlined as inferred, and

ANOORAQ RESOURCES CORPORATION
SIX MONTHS ENDED JUNE 30, 2005
MANAGEMENT'S DISCUSSION AND ANALYSIS

b.	In areas currently outlined as indicated resources.

4.	Data compilation, metallurgical and geo-technical testing, and environmental studies are planned.

For the six months ended June 30, 2005, exploration and administrative expenditures of approximately $238,700 had been incurred on the Ga-Phasha project. These are included in the totals discussed under

Results of Operations.

1.2.3	Thusong Joint Venture

In May 2004, the Company entered into a joint venture agreement with a subsidiary of Anglo Platinum, called the Thusong Platinum Mine Joint Venture ("the Thusong JV"), to explore and develop PGM, gold and nickel mineralization on three farms, covering an area of approximately 7,713 hectares, on the Western Limb of the Bushveld. Pursuant to the terms of the joint venture agreement, Anooraq and Anglo Platinum will form an initial 50/50 joint venture to explore the three farms for a period of up to five years. The exploration target is high-grade PGM deposits within the Merensky and UG2 Reefs, similar to those at Anglo Platinum’s nearby Union Mine.

The property is largely unexplored. Early stage exploration activities, including geophysical and geochemical surveys, are planned. In the second quarter preliminary mapping was carried out to plan for drilling later in 2005.

1.2.4	Market Trends

The average price for platinum in 2004 was US$846/oz. Prices have increased in 2005, averaging US$866/oz in the year to date. Palladium prices averaged US$231/oz in 2004, but have declined in 2005, averaging US$192/oz to early July. The average price of gold in 2004 was US$410/oz. The average gold price to date in 2005 - US$428/oz - is higher than the average price in 2004, but is a slight decrease from the average price of US$429/oz over the first four months of 2005.

Base metal prices have continued to be strong in 2005. Nickel prices averaged US$6.29/lb in 2004, and have averaged US$7.25/lb in the year to date. Copper prices averaged US$1.30/lb in 2004 and US$1.50/lb over the first six months of 2005.

ANOORAQ RESOURCES CORPORATION
SIX MONTHS ENDED JUNE 30, 2005
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.3	Selected Annual Information

	December 31,	October 31,	October 31,	October 31,
	2004	2003	2002	2001

Current assets	$15,752,640	$5,639,716	$3,368,694	$2,516,495
Mineral property interests	10,075,000	4,200,000	4,200,000	4,200,001
Other assets	197,995	16,990	156,912	171,826
Total assets	26,025,635	9,856,706	7,725,606	6,888,322

Current liabilities	1,573,733	528,277	92,114	230,305
Long term liabilities	1,385,255	–	–	–
Shareholders' equity	23,066,647	9,328,429	7,633,492	6,658,017
Total liabilities and shareholders' equity	$26,025,635	$9,856,706	$7,725,606	$6,888,322

	14 months ended	Year ended	Year ended	Year ended
	Dec 31, 2004	Oct 31, 2003	Oct 31, 2002	Oct 31, 2001
Expenses
Conference and travel	$486,481	$180,613	$119,392	$75,990
Consulting	536,216	100,974	193,902	23,785
Depreciation	39,121	20,637	18,199	1,345
Exploration	7,821,145	1,943,147	959,349	1,444,583
Foreign exchange	145,199	(19)	(23,740)	–
Interest (income)	(485,452)	(46,060)	(38,341)	(40,982)
Legal, accounting and audit	479,731	32,657	82,253	68,922
Office and administration	457,571	131,216	73,039	59,879
Salaries and benefits	834,223	402,989	459,249	135,224
Shareholders communications	342,848	193,835	500,039	42,055
Trust and filing	159,633	17,539	20,755	27,071
Subtotal	10,816,716	2,977,528	2,364,096	1,837,872
Stock based compensation	2,466,548	485,962	–	–
Write-off (recovery) of amounts receivable	(256,000)	365,924	–	–
Loss for the year	$13,027,264	$3,829,414	$2,364,096	$1,837,872

Loss per share	$0.18	$0.11	$0.08	$0.11

Weighted average number of common shares
outstanding (thousands)	73,017	34,126	28,901	16,756

ANOORAQ RESOURCES CORPORATION
SIX MONTHS ENDED JUNE 30, 2005
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.4	Results of Operations

The loss for the six months ended June 30, 2005 was $10,245,143 compared to a loss of $5,753,088 for the six months ended July 31, 2004. This increase primarily resulted from costs related to increased exploration activities, the increased expense of maintaining an office in South Africa, as well as stock based compensation expense related to a stock option grant in May 2005. The Company recorded a loss of $0.07 per share for the six months ended June 2005, compared to a loss of $0.11 per share for the six months ended July 31, 2004.

Exploration expenses for the second quarter of 2005 amounted to $2,317,589 in comparison to $2,381,448 spent in the first quarter of 2005. The expenses were mainly incurred on the Boikgantsho project, and planning and development of a technical report on the Ga-Phasha project. The Boikgantsho drilling program that began in January 2004 continued into 2005, resulting in significant increases in drilling, engineering, and geological and consulting expenses for the six months ended June 30, 2005. Drilling costs amounted to $968,591 spent for the quarter compared to $1,279,365 spent in the previous quarter ended March 31, 2005. Assays and analysis expenditures increased to $653,428 from $358,540 expended in the previous quarter. Geological and consulting costs of $294,812 increased from the $178,470 spent in the previous year’s second quarter but decreased by $49,739 when compared to expenditure in the previous quarter. Engineering costs decreased to $201,872 from $215,317 incurred in the previous quarter. The cost of site activities was $79,640 compared to $104,041 spent in the previous quarter and $115,840 spent in the quarter ending July 31, 2004. Site activity costs are principally associated with maintaining the field office in South Africa, but also include activities associated with the drilling program.

Legal, accounting and audit for the second quarter was $178,470 compared to $130,257 incurred in the first quarter of 2005 primarily as a result of advisory services provided for the annual general meeting, financial reporting requirements and the Pelawan transaction. Office and administration for the six months ended June 30, 2005 amounted to $269,476 in comparison to $177,320 spent for the six months ended July 31, 2005, this increase is largely due to the establishment of an office in South Africa. Conference and travel costs increased by $91,775 in comparison to the quarter ended July 31, 2004 and is primarily related to the increased travel activity surrounding the mining Indaba held in South Africa as well as travel related to Anooraq board meetings. Consulting costs increased due to increased corporate, financial, legal and advisory services. Salaries and benefits increased to $412,323 from $116,967 spent in the quarter ended July 31, 2004, largely due to integration of senior management personnel from Pelawan and Anooraq. Trust and filing amounted to $8,580 in comparison $24,030 incurred in the prior year’s second quarter.

ANOORAQ RESOURCES CORPORATION
SIX MONTHS ENDED JUNE 30, 2005
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.5	Summary of Quarterly Results

Expressed in thousands of Canadian dollars, except share and per-share amounts. Small differences are due to rounding.

	Jun 30,	Mar 31,	Dec 31,	Oct 31,	July 31,	April 30,	Jan 31,	Oct 31,
	2005	2005	2004	2004	2004	2004	2004	2003
Current assets	8,351	12,103	15,753	17,890	22,819	25,658	26,943	5,640
Mineral properties	10,075	10,075	10,075	10,664	4,200	4,200	4,200	4,200
Other assets	179	191	198	172	32	39	43	17
Total assets	18,605	22,369	26,026	28,726	27,051	29,897	31,186	9,857

Current liabilities	1,467	1,707	1,574	2,353	798	1,206	647	529
Long term liabilities	1,385	1,385	1,385	1,561	–	–	–	–
Shareholders’ equity	15,753	19,277	23,067	24,812	26,253	28,691	30,539	9,328
Total shareholders’ equity and liabilities	18,605	22,369	26,026	28,726	27,051	29,897	31,186	9,857

Expenses
Exploration	2,318	2,381	1,270	2,063	1,924	1,745	859	788
Conference and travel	191	222	110	208	99	27	42	73
Consulting	440	316	59	169	119	63	126	72
Foreign exchange loss (gain)	(119)	99	55	111	37	(49)	(10)	15
Interest (income)	(60)	(45)	(96)	44	(125)	(225)	(84)	(17)
Legal, accounting and audit	178	130	134	(150)	117	308	71	15
Office and administration	96	174	129	115	131	47	36	87
Salaries and benefits	412	360	225	243	117	124	125	113
Shareholder communications	90	76	41	112	53	68	68	61
Trust and filing	8	76	9	(1)	24	91	38	(1)
Subtotal	3,554	3,789	1,936	2,914	2,496	2,199	1,271	1,206
Exploration - stock-based
compensation	843	(6)	9	19	433	60	519	2
Stock-based compensation	2,069	(4)	3	7	502	64	851	446
Write-off (recovery) of amounts
receivable	–	–	–	–	–	–	(256)	366
Loss for the period	6,466	3,779	1,948	2,940	3,431	2,323	2,385	2,020

Basic and diluted loss per share	0.04	0.02	0.01	0.03	0.06	0.04	0.05	0.05

Weighted average number of
common shares outstanding	148,028	148,020	147,652	86,349	51,925	50,628	47,231	38,209

ANOORAQ RESOURCES CORPORATION
SIX MONTHS ENDED JUNE 30, 2005
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.6	Liquidity

At June 30, 2005, the Company had working capital of approximately $6.9 million as compared to $14.2 million at the end of the 2004 fiscal year, and the cash position at June 30, 2005 was approximately $7.4 million.

Anooraq's sources of capital are primarily equity and debt investors. The Company's access to capital sources is dependant upon general financial market conditions, especially those that pertain to venture capital situations such as mineral exploration and development. There can be no assurance that Anooraq's future capital requirements can be met in the long term, or that adequate financing will be obtained on a timely basis or at all. Failure to obtain adequate financing could result in significant delays of exploration programs and a substantial curtailment of operations. The Company's cash resources at June 30, 2005 are sufficient for its present needs, specifically to continue administrative and exploration operations at current levels through the end of the year. However, future programs may be deferred and operations curtailed if additional funding is not secured.

The Company had 148,020,407 common shares outstanding at December 31, 2004. As the Company chooses to proceed on its exploration programs in the Bushveld, it will need to raise additional funds for such expenditures from time to time.

The Company has no capital lease obligations, operating leases or any other long term debt. The Company has routine market-price leases on its office premises in Johannesburg.

The Company has no "Purchase Obligations" defined as any agreement to purchase goods or services that is enforceable and legally binding on the Company that specifies all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction.

1.7	Capital Resources

At June 30, 2005, Anooraq had working capital of approximately $6.9 million as compared to $14.2 million at the end of the 2004 fiscal year. The Company had approximately 148 million common shares outstanding at June 30, 2005.

In December 2003, the Company completed a private placement financing for gross proceeds of $20 million. Proceeds are being used for general working capital purposes and to facilitate the advancement of the Company's PGM-nickel projects in South Africa.

1.8	Off-Balance Sheet Arrangements

None.

ANOORAQ RESOURCES CORPORATION
SIX MONTHS ENDED JUNE 30, 2005
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.9	Transactions with Related Parties

Hunter Dickinson Inc. ("HDI") is a private company owned equally by nine public companies, one of which is Anooraq. HDI provides geological, corporate development, administrative and management services to, and incurs third party costs on behalf of the Company on a full cost recovery basis, pursuant to an agreement dated December 31, 1996. During the six months ended June 30, 2005 HDI billed Anooraq $849,930 as compared to $1,512,441 for the fourteen months ended December 31, 2004 and $1,281,758 for the fiscal year 2003 for such services and cost reimbursements.

Pelawan Investments (Proprietary) Limited ("Pelawan") is a private South African BEE company which is a significant shareholder of the Company (see note 6(b)) of the accompanying financial statements) and which has certain directors in common with the Company. Pelawan became a significant shareholder on September 29, 2004. During the six months ended June 30, 2005, the Company paid $658,035 (September 29, 2004 to December 31, 2004 – $745,438) for technical, corporate development, administrative and management services provided to, and repayment of costs paid on behalf of, the Company. Pelawan's employees, consultants and operations are being transferred to Plateau, a subsidiary of the Company, as of July 1, 2005 and will be charging their time and services to directly to Plateau.

During the period ended June 30, 2005, the Company paid or accrued $40,447 (14 months ended December 31, 2004 – $135,104) to CEC Engineering Ltd, a private company owned by a former director, for engineering and project management services at market rates.

1.10	Fourth Quarter

Not applicable.

1.11	Proposed Transactions

None.

1.12	Critical Accounting Estimates

The Company's accounting policies are presented in note 3 of the accompanying financial statements. The preparation of consolidated financial statements in accordance with generally accepted accounting principles requires management to select accounting policies and make estimates. Such estimates may have a significant impact on the financial statements. These include:

  the estimation of mineral resources and reserves,
  the carrying values of property, plant and equipment,
  restoration costs following completion of the mining activities, and the valuation of stock-based compensation expense.

Actual amounts could differ from the estimates used and, accordingly, effect the results of operation.

ANOORAQ RESOURCES CORPORATION
SIX MONTHS ENDED JUNE 30, 2005
MANAGEMENT'S DISCUSSION AND ANALYSIS

Mineral resources and reserves, and the carrying values of property, plant and equipment

Mineral resources and reserves are estimated by professional geologists and engineers in accordance with recognized industry, professional and regulatory standards. These estimates require inputs such as future metals prices, future operating costs, and various technical geological, engineering, and construction parameters. Changes in any of these inputs could cause a significant change in the resources and reserves determined which, in turn, could have a material effect on the carrying value of property, plant and equipment.

Site restoration costs

Upon the completion of any mining activities, the Company will ordinarily be required to undertake environmental reclamation activities in accordance with local and/or industry standards. The estimated costs of these reclamation activities are dependent on labour costs, the environmental impacts of the Company's operations, the effectiveness of the chosen reclamation techniques, and on applicable government environmental standards. Changes in any of these factors could cause a significant change in the reclamation expense charged in a period.

Stock-based compensation expense

From time to time, the Company may grant share purchase options to employees, directors, and service providers. The Company uses the Black-Scholes option pricing model to estimate a value for these options. This model, and other models which are used to value options, require inputs such as expected volatility, expected life to exercise, and interest rates. Changes in any of these inputs could cause a significant change in the stock-based compensation expense charged in a period.

1.13	Changes in Accounting Policies including Initial Adoption

During the previous fiscal year, Anooraq Resources Corporation changed its year-end from October 31 to December 31, in order to coincide its planning and reporting activities with its joint venture partner, Anglo American Platinum Corporation Limited.

In accordance with the definitions used in the Companion Policy to Canadian National Instrument NI 51-102:

  The Company's “old financial year” end is the 12 months ended October 31, 2003.
  The Company’s “transition year” is the 14 months ended December 31, 2004.
  The Company’s “new financial year” is the 12 months ended December 31, 2005.
1.14	Financial Instruments and Other Instruments

None.

ANOORAQ RESOURCES CORPORATION
SIX MONTHS ENDED JUNE 30, 2005
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.15	Other MD&A Requirements

1.15.1	Other MD&A Requirements

Additional information relating to the Company, including the Company's Annual Information Form, is available on SEDAR at www.sedar.com.

1.15.2	Additional Disclosure for Venture Issuers without Significant Revenue

Not applicable.

1.15.3	Disclosure of Outstanding Share Data

The following details the share capital structure as at July 20, 2005. These figures may be subject to minor accounting adjustments prior to presentation in future consolidated financial statements.

		Exercise
	Expiry date	price	Number	Number
Common shares				148,105,407

Share purchase options	September 8, 2005	$0.85	65,000
	September 30, 2005	$0.85	50,000
	October 21, 2005	$2.00	1,530,000
	October 26, 2006	$1.95	555,000
	October 26, 2006	$2.00	35,000
	October 26, 2006	$1.64	200,000
	December 14, 2007	$1.40	533,200
	December 14, 2010	$1.40	3,065,000	6,033,200

This discussion includes certain statements that may be deemed "forward-looking statements". All statements in this discussion, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements.